UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

Specialized Disclosure Report

VCA Inc.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	001-16783 (Commission File Number)	95-4097995 (I.R.S. Employer Identification No.)

12401 WEST OLYMPIC BOULEVARD, LOS ANGELES, CALIFORNIA (Address of Principal Executive Offices)	90064-1022 (Zip Code)

Tomas W. Fuller, (310) 671-6500
 (Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

The Company has filed a Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available at http://investor.vca.com/governance.cfm.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this Form SD.

Exhibit No.	Description

1.01	Conflict Minerals Report of VCA Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

May 18, 2016	VCA Inc.

/s/ Tomas W. Fuller
By: Tomas W. Fuller
Its: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report of VCA Inc.